Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CHANGE OF SECURITIES REPRESENTATIVE

Pursuant to relevant rules of the Shanghai Stock Exchange, the Company appointed Ms. Li Yinghui as the securities representative of the Company, effective October 31, 2016. The former securities representative of the Company, Mr. Lan Yuxi, will no longer serve this position due to age reasons.

Ms. Li Yinghui participated in the 79th Qualification Training for Board Secretaries of Listed Companies organized by the Shanghai Stock Exchange in October 2016 and obtained a Qualification Certificate for Board Secretary. Please see below the biography and contact information of Ms. Li Yinghui:

Ms. Li Yinghui, born in December 1971, currently serves as the deputy secretary general (in charge of work) of the Company’s Board Secretariat. Previously, Ms. Li Yinghui held positions in the Company’s Office of Administration and Department of Investor Relations. Ms. Li Yinghui has a master’s degree.

Contact Address: 16 Financial Street, Xicheng District, Beijing

Telephone: 010-6363 1191

Fax: 010-6657 5112

Email: liyh@e-chinalife.com

Board of Directors

China Life Insurance Company Limited

November 2, 2016